UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 22, 2015

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         ☒           Form 40-F         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $1,000,000 STEP UP CALLABLE CONTINGENT PAYMENT NOTES DUE APRIL 23, 2025 LINKED TO THE LESSER RETURN OF THE RUSSELL 2000® INDEX AND THE EURO STOXX 50® INDEX

•                  $780,000 CAPPED FIXED-TO-FLOATING RATE NOTES DUE APRIL 22, 2020

•                  $1,925,000 PHOENIX AUTOCALLABLE NOTES DUE APRIL 21, 2016 LINKED TO THE COMMON STOCK OF TESORO CORPORATION

•                  $9,115,000 CALLABLE CONTINGENT PAYMENT NOTES DUE APRIL 20, 2017 LINKED TO THE LESSER PERFORMING INDEX OF THE FTSE® 100 INDEX AND THE DAX® INDEX

•                  $1,388,000 REVERSE CONVERTIBLE NOTES DUE OCTOBER 22, 2015 LINKED TO THE CLASS A COMMON STOCK OF GOPRO, INC.

•                  $17,306,110STRATEGIC ACCELERATED REDEMPTION SECURITIES® LINKED TO THE COMMON STOCK OF APPLE INC. DUE APRIL 29, 2016

•                  $11,744,200 STEP INCOME SECURITIES® LINKED TO THE COMMON STOCK OF DEVON ENERGY CORPORATION Due May 13, 2016

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 22, 2015	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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